Exhibit 99.1

ASM International N.V.

Enterprise Court agrees to delay of ASM court hearing

Almere, The Netherlands—December 22, 2008—ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) said today that the Enterprise Court in a ruling dated 22 December 2008 agreed to the requests submitted by ASMI in consultation with Hermes and Fursa on 4 December 2008 for a delay of the court hearing scheduled for approximately 15 December 2008. The Enterprise Court has requested the parties to report back by 15 January 2009. If applicable a new date for the hearing will be set by the Enterprise Court at a date not later than 5 February 2009 and if applicable a new date for an EGM will be set not later than 5 March 2009. A copy of the ruling is published on ASMI’s web site.

About ASM International

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:

Erik Kamerbeek

Investor Relations

+31 88 100 8500

Erik.Kamerbeek@asm.com

Mary Jo Dieckhaus

Investor Relations

+1 212-986-290

MaryJo.Dieckhaus@asm.com